NO ACT

PE 12-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004175

Received SEC
FEB 1 2 2009
Washington, DC 20549

February 12, 2009

John P. Kelsh
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-12-09

Re: Raytheon Company
Incoming letter dated December 23, 2008

Dear Mr. Kelsh:

This is in response to your letters dated December 23, 2008, December 31, 2008, and February 6, 2009 concerning the shareholder proposals submitted to Raytheon by John Chevedden. We also have received letters from the proponent dated December 24, 2008, January 1, 2009, January 9, 2009, and January 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 23, 2008

The first proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Raytheon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Raytheon's outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

We are unable to concur in your view that Raytheon may exclude the first proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Raytheon may omit the first proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Raytheon made exclude the second proposal under rule 14a-8(c), which provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." In our view, the one-proposal limit allows the omission of a second proposal, notwithstanding the absence of notice, if a company has filed a statement of reasons to omit a proposal in accordance with rule 14a-8(j) and subsequently the proponent submits the second proposal. Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Julie F. Bell
Attorney-Adviser

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

lkelsh@sidley.com
(312) 853-7097

1934 Act/Rule 14a-8

February 6, 2009

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Raytheon Company Shareholder Proposals submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), in relation to shareholder proposals on the topic of special shareowner meetings submitted to the Company by Mr. John Chevedden (the "Proponent"). This letter supplements our previous correspondence on this matter with the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated December 23, 2008 (the "No-Action Request Letter") and December 31, 2008 (the "Second Company Letter").

As described in the No-Action Request Letter and the Second Company Letter, the Company received a shareholder proposal on the topic of special shareowner meetings on November 27, 2008 (the "November 27 Proposal"). On December 23, 2008, our firm submitted, on the Company's behalf, the No-Action Request Letter, in which we requested confirmation from the Staff that it would not recommend enforcement action if the Company excluded the November 27 Proposal from the proxy materials (the "Proxy Materials") for the Company's 2009 Annual Meeting of Stockholders. A copy of the No-Action Request Letter was forwarded to the Proponent, consistent with the requirements of Rule 14a-8(j)(1), immediately following its submission to the Staff. Later in the day on December 23, 2008, the Company received a second communication from the Proponent on the topic of special shareowner meetings, with new proposal text (the "December 23 Proposal"). This new proposal text was included in a letter that was submitted by the Proponent to the Staff on December 24, 2008.

On December 31, 2008, the Company submitted the Second Company Letter. In the Second Company Letter, the Company informed the Staff, consistent with Item E.3. of *Staff Legal Bulletin 14* (July 13, 2001), that it did not accept the Proponent's attempt to revise the November 27 Proposal. If the December 23 Proposal is characterized as an attempt to revise the November 27 Proposal, then Item E.3 is clear that the Company may choose to reject that attempt.

The December 23 Proposal can also, however, be characterized as a second proposal. As such, it was submitted in violation of Rule 14a-8(c), which provides that each "shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Because the December 23 Proposal was submitted in violation of Rule 14a-8(c) it may be excluded from the Proxy Materials pursuant to Rule 14a-8(f).

Please note that a copy of all of the correspondence referred to in this letter was attached as an exhibit to either the No-Action Request Letter or the Second Company Letter. The Second Company Letter also included in its body a detailed timeline of all of the events relating to this matter. If you have any questions regarding this letter or desire additional information, please contact the undersigned at (312) 853-7097, Michael Hyatte of our firm at (202) 736-8012 or Mark Nielsen of the Company at (781) 522-3036.

Very truly yours,

John P. Kelsh

cc: John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by John Chevedden
Special Shareholder Meetings

Ladies and Gentlemen:

The attached January 29, 2009 Home Depot letter seems to indicate that a company recognizes that it is obligated to accept a modified rule 14a-8 proposal which is submitted prior to the due date for rule 14a-8 proposals. Home Depot initially refused to accept a modified proposal in its December 17, 2008 no action request and has at this late date changed its view.

The company December 31, 2009 supplement is at best inconclusive. The company cites no exact text in rule 14a-8 that allows a company to refuse a proposal or a modified proposal before the due date called for in the definitive proxy.

The company has not cited one precedent where a modified proposal, such as this November 24, 2008 rule 14a-8 proposal which was submitted before the proposal due date, was excluded solely as untimely.

And the company has not claimed that companies correspondingly are only allowed one-shot at forwarding a management opposition statement to a rule 14a-8 proposal. Not only are companies apparently allowed to keep revising their management opposition statements, the submittal of revisions 10 to 20 days late is accepted.

In the context of shareholder and management deadlines, it is not consistent to cut off changes to 500-word rule 14a-8 proposals prior to a due date. Shareholders can change their proxy votes prior to the ballot due date and furthermore companies can lobby shareholders to change their votes prior to the ballot due date.

In a environment in which companies have a long history as sticklers for accuracy, it makes no sense to lock-in shareholder proposal text weeks before the rule 14a-8 deadline.

If shareholders cannot revise their rule 14a-8 proposals before the due date, then companies should in fairness not be able to revise their no action requests. If there is a clear no-revision rule for shareholder proposals then there should be a clear no-revision rule for no action requests unless the proponent accepts the company revision or supplement.

Companies which have been aggressive in submitting no action request have accepted proposals modified before the proposal due date and which were enhanced by the modification.

It would be against good public policy to disallow changes in text especially if a company had a vast reversal in fortune (positive or negative) between the first rule 14a-8-proposal submittal and a timely modified submittal.

This is the modified proposal which was submitted to the company one-day before the date called for in the company definitive proxy – December 24, 2008. The modified proposal has the following text (emphasis added):

[RTN: Rule 14a-8 Proposal, November 27, 2008, ***Modified December 23, 2008***]
[In response to: "Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, ***not later than:***

- ***December 24, 2008***, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	***66%***	***Emil Rossi (Sponsor)***
FirstEnergy (FE)	***67%***	***Chris Rossi***
Marathon Oil (MRO)	***69%***	***Nick Rossi***

The modified proposal was submitted in accordance with the company definitive proxy which stated:

"Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the

2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"

The modified proposal appears to satisfy the first (i)(3) company objection. The full text of the proposal is attached.

For the sake of argument the following segment addresses the company objection to the initial proposal edition submitted more than 3-weeks before the due date. The company clearly views the revised proposal more favorably than the initial submittal.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal could be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded at some companies in 2008 as the company notes, nonetheless received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company does not object to the first sentence of the proposal. This first sentence is the only "Resolved" sentence in the modified proposal submitted before the due date.

In regard to the second sentence of the initial edition concerning equal conditions applying to shareowners and the board (emphasis added):

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. *This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.*

The company replies that the substantive restrictions are not imposed on the ability of management and the Board to call a special meeting. Using these paraphrased company words leads to the conclusion that the board can call a special shareholder meeting for any frivolous reason. Then the company incorrectly implies that the rule 14a-8 proposal second sentence would allow shareholders likewise to call a frivolous shareholder meeting.

The company implies that it does not know the identity of the directors or their shareholdings because it implies that the second sentence would allow shareholders likewise to not disclose this same information.

In regard to (i)(3) objections, the company essentially claims that accurate text regarding William Swanson is inflammatory. Contrary to the company argument Mr. Swanson's conduct is relevant to shareholders, especially considering his earnings. This supporting statement method is long established in definitive proxies. For instance companies often claim that the overall performance of the company and/or key executives (with multiple examples cited) is a good reason not to adopt a shareholder proposal on an established governance topic. This is the shareholder counterpart of this type of supporting statement.

The company is making pre-Staff Legal Bulletin No. 14B claim:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The limited claim of this text is accurate:
"Fidelity and Vanguard supported a shareholder right to call a special meeting."

The attachment illustrates that The Corporate Library designated Ronald Skates and William Spivey as "Accelerated Vesting" directors.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

2455 Paces Ferry Rd. • Atlanta, GA 30339

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Mark Filiberto

Ladies and Gentlemen:

On December 17, 2008, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request"). The Company submitted a supplemental letter on December 23, 2008.

On November 27, 2008, Mr. Mark Filiberto, General Partner, Palm Garden Partners LP (the "Proponent") submitted a proposal (the "Original Proposal", attached as Exhibit A to the No-Action Request). On December 11, 2008, the Proponent submitted a modification to the Original Proposal (the "Modified Proposal"), which is attached as Exhibit A hereto. The Modified Proposal, like the Original Proposal, relates to the reincorporation of the Company in North Dakota.

The purpose of this letter is to inform the Staff that the Company has, following the submission of the No-Action Request, determined that it will accept the Modified Proposal as a revision to the Original Proposal, and the Company continues to request the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Modified Proposal from the 2009 Proxy Materials, on the same grounds as set forth in the No-Action Request. Specifically, that the Proponent failed to provide sufficient verification of his eligibility pursuant to Rule 14a-8. The letter from National Financial Services, LLC, dated October 30, 2008 (attached as Exhibit C to the No-Action Request) does not verify the Proponent's beneficial ownership of Company securities as of the date of submission of either the Original Proposal or the Modified Proposal. For a more detailed discussion of the Company's position, please refer to the No-Action Request.

Accordingly, the Company continues to respectfully request that the Staff not recommend enforcement action if the Company omits the Modified Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response. The Proponent and his representative are requested to copy the undersigned on any response made to the Staff.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to Mr. John Chevedden, the Proponent's representative, in accordance with Rule 14a-8(j).

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by John Chevedden
Special Shareholder Meetings

Ladies and Gentlemen:

The company December 31, 2009 supplement is at best inconclusive. The company cites no exact text in rule 14a-8 that allows a company to refuse a proposal or a modified proposal before the due date called for in the definitive proxy.

The company has not cited one precedent where a modified proposal, such as this November 24, 2008 rule 14a-8 proposal which was submitted before the proposal due date, was excluded solely as untimely.

And the company has not claimed that companies correspondingly are only allowed one-shot at forwarding a management opposition statement to a rule 14a-8 proposal. Not only are companies apparently allowed to keep revising their management opposition statements, the submittal of revisions 10 to 20 days late is accepted.

In the context of shareholder and management deadlines, it is not consistent to cut off changes to 500-word rule 14a-8 proposals prior to a due date. Shareholders can change their proxy votes prior to the ballot due date and furthermore companies can lobby shareholders to change their votes prior to the ballot due date.

In a environment in which companies have a long history as sticklers for accuracy, it makes no sense to lock-in shareholder proposal text weeks before the rule 14a-8 deadline.

If shareholders cannot revise their rule 14a-8 proposals before the due date, then companies should in fairness not be able to revise their no action requests. If there is a clear no-revision rule for shareholder proposals then there should be a clear no-revision rule for no action requests unless the proponent accepts the company revision or supplement.

Companies which have been aggressive in submitting no action request have accepted proposals modified before the proposal due date and which were enhanced by the modification.

It would be against good public policy to disallow changes in text especially if a company had a vast reversal in fortune (positive or negative) between the first rule 14a-8-proposal submittal and a timely modified submittal.

This is the modified proposal which was submitted to the company one-day before the date called for in the company definitive proxy – December 24, 2008. The modified proposal has the following text (emphasis added):

[RTN: Rule 14a-8 Proposal, November 27, 2008, ***Modified December 23, 2008***]
[In response to: "Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, ***not later than:***

- ***December 24, 2008***, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	***66%***	***Emil Rossi (Sponsor)***
FirstEnergy (FE)	***67%***	***Chris Rossi***
Marathon Oil (MRO)	***69%***	***Nick Rossi***

The modified proposal was submitted in accordance with the company definitive proxy which stated:

"Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"

The modified proposal appears to satisfy the first (i)(3) company objection. The full text of the proposal is attached.

For the sake of argument the following segment addresses the company objection to the initial proposal edition submitted more than 3-weeks before the due date. The company clearly views the revised proposal more favorably than the initial submittal.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal could be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded at some companies in 2008 as the company notes, nonetheless received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company does not object to the first sentence of the proposal. This first sentence is the only "Resolved" sentence in the modified proposal submitted before the due date.

In regard to the second sentence of the initial edition concerning equal conditions applying to shareowners and the board (emphasis added):
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. *This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.*

The company replies that the substantive restrictions are not imposed on the ability of management and the Board to call a special meeting. Using these paraphrased company words leads to the conclusion that the board can call a special shareholder meeting for any frivolous reason. Then the company incorrectly implies that the rule 14a-8 proposal second sentence would allow shareholders likewise to call a frivolous shareholder meeting.

The company implies that it does not know the identity of the directors or their shareholdings because it implies that the second sentence would allow shareholders likewise to not disclose this same information.

In regard to (i)(3) objections, the company essentially claims that accurate text regarding William Swanson is inflammatory. Contrary to the company argument Mr. Swanson's conduct is relevant to shareholders, especially considering his earnings. This supporting statement method is long established in definitive proxies. For instance companies often claim that the overall performance of the company and/or key executives (with multiple examples cited) is a good reason not to adopt a shareholder proposal on an established governance topic. This is the shareholder counterpart of this type of supporting statement.

The company is making pre-Staff Legal Bulletin No. 14B claim:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The limited claim of this text is accurate:
"Fidelity and Vanguard supported a shareholder right to call a special meeting."

The attachments illustrates that The Corporate Library designated Ronald Skates and William Spivey as "Accelerated Vesting" directors.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

• Ronald Skates (Chairman of our Audit Committee no less) and William Spivey and were designated as "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost.

• We had no shareholder right to:

Cumulative voting.
To act by written consent.
To call a special meeting.
To vote on executive pay
An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

[RTN: Rule 14a-8 Proposal, November 27, 2008, Modified December 23, 2008]
[In response to: "Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" on executive pay with $19 million for William Swanson.
- The Corporate Library said the high level of our CEO pay raised concerns about the alignment of executive interests with shareholder interests.
- In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character.
- And although our board docked some of Mr. Swanson's pay – Mr. Swanson still received nearly $20 million!
- Our directors served on boards rated "D" by the Corporate Library:

John Deutch	Citigroup (C)
Frederic Poses	Centex (CTX)

- Frederic Poses received more than 10-times as many against votes as any of our other directors, yet was still on our key audit and executive pay committees.

All Current and Retired Directors

Name	Age	Tenure	Boards	Status	Relationship	Shares Held	Shares Rptd	Votes For(%)	Votes Withheld(%)
John M. Deutch Ph.D.	69	10	3	Director	Outside	12,849	12,849	98.28%	1.72%
Frederic M. Poses	64	8	3	Director	Outside	3,232	3,232	78.78%	21.22%
Michael C. Ruettgers *LD*	[illegible]	8	1	Director	Outside	26,045	26,045	98.99%	1.01%
William R. Spivey Ph.D.	60	9	3	Director	Outside	24,079	24,079	98.62%	1.38%
Ronald L. Skates	65	5	3	Director	Outside	17,819	18,819	98.95%	1.05%
William H. Swanson *CEO COB*	58	5	1	Director	Inside	685,520	1,564,920	98.66%	1.34%
Linda Gillespie Stuntz	52	4	2	Director	Outside	8,579	8,579	98.98%	1.02%
Admiral Vernon E. Clark	63	3	2	Director	Outside	3,805	3,805	98.84%	1.16%
James N. Land Jr.	82		1	Retired					
Thomas E. Everhart	75	9	0	Retired	Outside				
L. Dennis Kozlowski	59	7	0	Retired	Outside	14,804	14,804		
Gen. John H. Tilelli Jr.	65	3	0	Retired	Outside Related	4,960	4,960		
Senator Warren B. Rudman	77	13	1	Retired	Outside Related	20,701	20,701		
Daniel P. Burnham	60	6	0	Retired	Outside Related	601,002	1,364,835		
Henrique de Campos Meirelles	60	4	0	Retired	Outside	536	4,506		
Ferdinand Colloredo-Mansfeld	67	20	0	Retired	Outside	26,242	26,242	96.33%	3.67%
Barbara M. Barrett	56	9	0	Retired	Outside	15,207	15,207	[illegible]7.42%	2.58%

= Problem Director 1x, = Problem Director 2x, = Is a CEO, = Financial Expert, = Accelerated Vesting, COB=Chairman, LD=Lead Director

Current directors only | All current and retired directors

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 1, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company December 31, 2009 supplement is at best inconclusive. The company cites no exact text in rule 14a-8 that allows a company to refuse a proposal or a modified proposal before the due date called for in the definitive proxy.

The company has not cited one precedent that a modified proposal submitted before the proposal due date was excluded solely as untimely.

And the company has not claimed that companies correspondingly are only allowed one-shot at forwarding a management opposition statement to a rule 14a-8 proposal. Not only are companies apparently allowed to keep revising their management opposition statements, the submittal of revisions 10 to 20 days late is accepted.

In the context of shareholder and management interaction, it is not consistent to cut off changes to 500-word rule 14a-8 proposals prior to the due date. Shareholders can change their proxy votes prior to the ballot due date and furthermore companies can lobby shareholders to change their vote prior to ballot due date.

If shareholders cannot revise their rule 14a-8 proposal before the due date, then companies should in fairness not be able to revise their no action requests. If there is a clear no-revision rule for shareholder proposals then there should be a clear no-revision rule for no action requests unless the proponent accepts the company revision or supplement.

This is the modified proposal which was submitted to the company one-day before the date called for in the company definitive proxy – December 24, 2008. The modified proposal has the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

The modified proposal was submitted in accordance with the company definitive proxy which stated:

"Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"

The modified proposal appears to satisfy the first (i)(3) company objection. The full text of the proposal and cover letter is attached.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000

DEC. 25, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

November 27, 2008
Date

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>
PH: 781-522-3036
FX: 781-522-3332

[RTN: Rule 14a-8 Proposal, November 27, 2008, Modified December 23, 2008]
[In response to: "Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" on executive pay with $19 million for William Swanson.
- The Corporate Library said the high level of our CEO pay raised concerns about the alignment of executive interests with shareholder interests.
- In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character.
- And although our board docked some of Mr. Swanson's pay – Mr. Swanson still received nearly $20 million!
- Our directors served on boards rated "D" by the Corporate Library:

John Deutch	Citigroup (C)
Frederic Poses	Centex (CTX)

- Frederic Poses received more than 10-times as many against votes as any of our other directors, yet was still on our key audit and executive pay committees.

• Ronald Skates (Chairman of our Audit Committee no less) and William Spivey and were designated as "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost.

• We had no shareholder right to:

Cumulative voting.
To act by written consent.
To call a special meeting.
To vote on executive pay
An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

jkelsh@sidley.com
(312) 853-7097

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

1934 Act/Rule 14a-8

December 31, 2008

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Raytheon Company Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), in relation to a shareholder proposal on the topic of special shareowner meetings (the "Proposal") submitted to the Company by Mr. John Chevedden (the "Proponent"). We have previously submitted to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") a letter (the "No-Action Request Letter") requesting, on behalf of the Company, confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from the proxy materials for its 2009 Annual Meeting of Stockholders. This letter responds to a letter (the "Revision Request Letter") from the Proponent to the Company, received after the submission of the No-Action Request Letter, which purports to revise the Proposal. A complete chronology of the relevant correspondence is set forth below and a copy of all such correspondence is attached to this letter.

The Revision Request Letter is an attempt to revise the Proposal. Given that the Revision Request Letter was provided to the Company after the submission of the No-Action Request Letter, Item E.3. of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") unambiguously provides that the Company may, but need not, accept and acknowledge the requested changes to the Proposal. Item E.3 provides (emphasis in original):

> **3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**

> No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

Pursuant to Item E.3 of SLB 14, the Company hereby notifies the Staff and the Proponent that it does not accept or acknowledge the revisions to the Proposal requested by the Revision Request Letter. We respectfully request that the Staff base its response on the (original) proposal contained in the No-Action Request Letter. Any contrary result would be flatly inconsistent with the clear language of SLB 14 (which has fairly been relied upon by the Company and other registrants) and would also be contrary to the Staff's repeated encouragement of registrants to submit requests for no-action relief under Rule 14a-8 as promptly as is possible. *See, e.g., Item G.5 of SLB 14* ("Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.")

Relevant Chronology

The relevant chronology and sequence of correspondence is as follows:

1. Proposal submitted by the Proponent to the Company (November 27, 2008).

2. No-Action Request Letter Submitted to the Staff by electronic mail (December 23, 2008, 3:14 p.m. C.S.T. / 4:14 p.m. E.S.T.). See Exhibit A, attached to this letter.

3. No-Action Request Forwarded to the Proponent by electronic mail (December 23, 2008, 3:24 p.m. C.S.T. / 4:24 p.m. E.S.T.). See Exhibit B, attached to this letter.

4. Revision Request Letter submitted by the Proponent to the Company by electronic mail (December 23, 2008, 2:19 p.m. P.S.T. / 5:19 p.m. E.S.T.). See Exhibit C, attached to this letter.

5. Revision Request Letter, with cover letter dated December 24, 2008, forwarded by the Proponent to the Staff by electronic mail with copy to the Company (December 24, 2008,

10:16 p.m. P.S.T. / December 25, 2008 1:16 a.m. E.S.T.). See Exhibit D, attached to this letter.

If you have any questions regarding this letter or desire additional information, please contact the undersigned at (312) 853-7097, Michael Hyatte of our firm at (202) 736-8012 or Mark Nielsen of the Company at (781) 522-3036.

Very truly yours,

John P. Kelsh /PL

John P. Kelsh

cc: John Chevedden

Exhibit A

From:	Allis, Baird S.
Sent:	Tuesday, December 23, 2008 3:14 PM
To:	shareholderproposals@sec.gov
Cc:	mark_d_nielsen@raytheon.com; james_g_marchetti@raytheon.com; Kelsh, John; Hyatte, Michael
Subject:	Raytheon Company: stockholder proposal regarding special meeting

Attached please find the request of Raytheon Company for no-action relief with respect to a stockholder proposal regarding special meeting procedures. Please let me know if you have any questions with respect to this request.

Best,
Baird Allis

Baird S. Allis | Sidley Austin LLP |
One South Dearborn | Chicago, Illinois | 60603 |
Tel: (312) 853-0805 | Fax: (312) 853-7036 |
ballis@sidley.com

[The No-Action Request Letter was attached to this email.]

Note: This email was sent by an attorney in the Chicago office of Sidley Austin LLP. The time shown on the "To:" line, 3:14 p.m., is denoted in Central Standard Time. This corresponds to 4:14 p.m. Eastern Standard Time.

Exhibit B

From: Allis, Baird S.
Sent: Tuesday, December 23, 2008 3:24 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kelsh, John
Subject: FW: Raytheon Company: stockholder proposal regarding special meeting

Attached please find a request submitted earlier today by Raytheon Company seeking no-action relief with respect to a stockholder proposal submitted by you regarding the adoption of procedures relating to special meetings of the Company.

Please let me know if you have any questions with respect to this matter.

Best,
Baird Allis

From: Allis, Baird S.
Sent: Tuesday, December 23, 2008 3:14 PM
To: shareholderproposals@sec.gov
Cc: mark_d_nielsen@raytheon.com; james_g_marchetti@raytheon.com; Kelsh, John; Hyatte, Michael
Subject: Raytheon Company: stockholder proposal regarding special meeting

Attached please find the request of Raytheon Company for no-action relief with respect to a stockholder proposal regarding special meeting procedures. Please let me know if you have any questions with respect to this request.

Best,
Baird Allis

Baird S. Allis | Sidley Austin LLP |
One South Dearborn | Chicago, Illinois | 60603 |
Tel: (312) 853-0805 | Fax: (312) 853-7036 |
ballis@sidley.com

[The No-Action Request Letter was attached to this email.]

Note: This email was sent by an attorney in the Chicago office of Sidley Austin LLP. The time shown on the "To:" line, 3:24 p.m., is denoted in Central Standard Time. This corresponds to 4:24 p.m. Eastern Standard Time.

Exhibit C

----- Original Message -----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: 12/23/2008 02:19 PM PST
To: Mark Nielsen
Subject: Rule 14a-8 Proposal (RTN) SPM

Mr. Nielsen,
Please see the attachment.
Sincerely,
John Chevedden

Note: This email was sent at 2:19 p.m. Pacific Standard Time, which corresponds to 5:19 p.m. Eastern Standard Time.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000

DEC. 25, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

November 27, 2008
Date

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>
PH: 781-522-3036
FX: 781-522-3332

[RTN: Rule 14a-8 Proposal, November 27, 2008, Modified December 23, 2008]
[In response to: "Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:
- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" on executive pay with $19 million for William Swanson.
- The Corporate Library said the high level of our CEO pay raised concerns about the alignment of executive interests with shareholder interests.
- In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character.
- And although our board docked some of Mr. Swanson's pay – Mr. Swanson still received nearly $20 million!
- Our directors served on boards rated "D" by the Corporate Library:

John Deutch	Citigroup (C)
Frederic Poses	Centex (CTX)

- Frederic Poses received more than 10-times as many against votes as any of our other directors, yet was still on our key audit and executive pay committees.

Exhibit D

From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
Sent: 12/24/2008 10:16 PM PST
To: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Cc: Mark Nielsen
Subject: # 1 Raytheon Company (RTN) Shareholder Position on Company No-Action Request

Please see the 2 attachments.
Sincerely,
John Chevedden

Note: This email was sent at 10:16 p.m. Pacific Standard Time on December 24, 2008, which corresponds to 1:16 a.m. Eastern Standard Time on December 25, 2008.

[First Attachment to Exhibit D]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

December 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is the first response to the company no action request regarding the rule 14a-8 proposal regarding special shareholder meetings. This is the modified proposal which was submitted to the company one-day before the date called for in the company definitive proxy – December 24, 2008. The modified proposal has the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

The modified proposal was submitted in accordance with the company definitive proxy which stated:

"Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"

The modified proposal appears to satisfy the first (i)(3) company objection. The full text of the proposal and cover letter is attached.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

[Second Attachment to Exhibit D]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000

DEC. 23, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

November 27, 2008
Date

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>
PH: 781-522-3036
FX: 781-522-3332

[RTN: Rule 14a-8 Proposal, November 27, 2008, Modified December 23, 2008]
[In response to: "Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" on executive pay with $19 million for William Swanson.
- The Corporate Library said the high level of our CEO pay raised concerns about the alignment of executive interests with shareholder interests.
- In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character.
- And although our board docked some of Mr. Swanson's pay – Mr. Swanson still received nearly $20 million!
- Our directors served on boards rated "D" by the Corporate Library:

John Deutch	Citigroup (C)
Frederic Poses	Centex (CTX)

- Frederic Poses received more than 10-times as many against votes as any of our other directors, yet was still on our key audit and executive pay committees.

• Ronald Skates (Chairman of our Audit Committee no less) and William Spivey and were designated as "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost.

• We had no shareholder right to:

Cumulative voting.
To act by written consent.
To call a special meeting.
To vote on executive pay
An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is the first response to the company no action request regarding the rule 14a-8 proposal regarding special shareholder meetings. This is the modified proposal which was submitted to the company one-day before the date called for in the company definitive proxy – December 24, 2008. The modified proposal has the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

The modified proposal was submitted in accordance with the company definitive proxy which stated:

"Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"

The modified proposal appears to satisfy the first (i)(3) company objection. The full text of the proposal and cover letter is attached.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000

DEC. 23, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

November 27, 2008
Date

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>
PH: 781-522-3036
FX: 781-522-3332

[RTN: Rule 14a-8 Proposal, November 27, 2008, Modified December 23, 2008]
[In response to: "Any stockholder who intends to present a proposal at the 2009 annual meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 24, 2008, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;"]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" on executive pay with $19 million for William Swanson.
- The Corporate Library said the high level of our CEO pay raised concerns about the alignment of executive interests with shareholder interests.
- In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character.
- And although our board docked some of Mr. Swanson's pay – Mr. Swanson still received nearly $20 million!
- Our directors served on boards rated "D" by the Corporate Library:

John Deutch	Citigroup (C)
Frederic Poses	Centex (CTX)

- Frederic Poses received more than 10-times as many against votes as any of our other directors, yet was still on our key audit and executive pay committees.

• Ronald Skates (Chairman of our Audit Committee no less) and William Spivey and were designated as "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost.
• We had no shareholder right to:
  Cumulative voting.
  To act by written consent.
  To call a special meeting.
  To vote on executive pay
  An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

jkelsh@sidley.com
(312) 853-7097

1934 Act/Rule 14a-8

December 23, 2008

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Raytheon Company Stockholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission of Raytheon's intention to exclude from its proxy materials for its 2009 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") and received by Raytheon on November 27, 2008. Raytheon requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Raytheon excludes the Proposal from its Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3) under the Exchange Act ("Rule 14a-8(i)(3)"). Alternatively, if the Staff does not concur that the Proposal can be excluded from the proxy materials in its entirety, the Company requests the Staff allow Raytheon to exclude certain portions of the supporting statement to the Proposal (the "Supporting Statement") pursuant to Rule 14a-8(i)(3).

The Proposal states as follows:

"**Resolved,** Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Raytheon intends to file its definitive proxy materials for the Annual Meeting on or about April 20, 2009. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed. One copy of this letter and its exhibits is being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the Annual Meeting.

I. The Company may properly omit the Proposal pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite.

Rule 14a-8(i)(3) permits the exclusion of a proposal if the proposal or the supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently held that vague and indefinite proposals are inherently misleading and has stated that under Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...." *Staff Legal Bulletin No. 14B* (September 15, 2004). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* SEC No-Action Letter (March 12, 1991).

Earlier in 2008, the Staff determined that several shareholder proposals requesting the board of directors of a company to "amend our by-laws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting" could be excluded under Rule 14a-8(i)(3) as being vague and indefinite. *See, e.g., CVS Caremark Corp.* SEC No-Action Letter (February 22, 2008); *Schering Plough Corp.* SEC No-Action Letter (February 22, 2008). Companies presented with this proposal argued that it was not clear whether the "no restriction" language was intended to remove *all* restrictions on a stockholder's right to call a meeting, remove restrictions on subject matter only or whether it would allow the board of directors to use its discretion to apply reasonable standards and procedures. The proponents did not specify what the "no restriction" language was intended to mean and the companies and shareholders had no way of knowing. The proposals at issue in those letters were therefore excludable.

Like these proposals, there is considerable uncertainty as to the precise meaning of the Proposal. The second sentence in particular is analogous to the "no restriction" language described above in that it does not specify the type of conditions that it would prohibit. The second sentence of the Proposal would require that the Company's Amended and Restated By-laws (the "Bylaws") and "each appropriate governing document" be amended so that they will not "have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board." It is not at all clear what this sentence means. A number of possible interpretations, however, present themselves. These include:

- Any bylaw or charter provision adopted in response to this Proposal may not include *substantive* restrictions, beyond those that would apply to the Company's management and Board, on the right of stockholders holding at least 10% of the outstanding common stock to call a Special Meeting. The Company's governing documents do not impose any substantive restrictions on the ability of management and the Board to call a special meeting. If this is what the second sentence means, any Bylaw or other provision adopted in response to the Proposal could not limit the subject or subjects that could be addressed at a special meeting called by stockholders holding at least 10% of the Company's outstanding common stock acting pursuant to the new provision.

- Any bylaw or charter provision adopted in response to this Proposal may not include any *procedural* requirements, beyond those that would apply to the Company's management and Board, on the right of stockholders to call a Special Meeting pursuant to the new provision. The Bylaws impose minimal procedural restrictions on the ability of the Board to call a special meeting. Minimum notice conditions must be satisfied (which track the requirements of the Delaware General Corporation Law) and the Board action to call the meeting must meet certain standards.[1] If the second sentence of the Proposal should be interpreted to

[1] Section 2.2 of the Bylaws provides as follows:

Special Meeting. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by (i) the Board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board"), (ii) the Chairman of the Board, or (iii) if, relate to procedure, then the Company would not be permitted to impose additional procedural requirements on the right of at least 10% of the stockholders to call a special meeting. It could not, for example, require that stockholders seeking to invoke the provision provide information regarding, among other things, their identity, their holdings of Company securities or their interest in the matters to be addressed at the special meeting.

- Any bylaw or charter provision adopted in response to this Proposal may not impose any *substantive* or *procedural* restrictions, beyond those that would apply to the Company's management and Board, on the right of holders of at least 10% of the Company's outstanding common stock to call a special meeting pursuant to the new provision.

Other interpretations may also be possible. The multiplicity of different interpretations makes it obvious, however, that stockholders voting on the Proposal will have no clear idea as to what they were being asked to approve.

The differences among these interpretations could, moreover, be highly significant to a stockholder considering how to vote on the Proposal. Take, for example, the question whether the Proposal should be read to eliminate the ability of the Company to impose procedural requirements on the right of holders of at least 10% of the common stock to call special meetings. Such requirements are very typical. They enable a company, among other things, to gather certain basic information regarding those individuals who intend to place an important matter before the company's stockholders. Such information can in certain circumstances be highly relevant to stockholders in determining how to vote on a matter. It is quite possible that some stockholders would support the general concept of the right of stockholders holding at least 10% of the Company's outstanding common stock to call a special meeting, but only if the Company were able to put customary procedural limitations on that right. Given the ambiguities in the wording of the Proposal, such a voter would not know how to vote.

---

for any reason, the entire Board of Directors is not elected at an annual meeting or special meeting at which directors are to be elected, by a majority vote of the Chief Executive Officer and the four other directors receiving the greatest percentage of votes cast for his or her election at such meeting who were in office immediately prior to such meeting. No business other than that stated in the notice shall be transacted at any special meeting.

If the Proposal were to pass, the Company would likewise not have any idea what it would be required or permitted to do in implementing the Proposal. Could it impose customary procedural limitations? There would be no way to know.

Given all of this, it is clearly the case that the Proposal "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...." *Staff Legal Bulletin No. 14B* (September 15, 2004). The Company may, therefore, exclude the Proposal pursuant to Rule 14a-8(i)(3).

II. The Proposal requires revision under Rule 14a-8(i)(3) because portions of the Supporting Statement contain false and misleading statements.

If the Staff does not concur that the Proposal may be excluded in its entirety under Rule 14a-8(i)(3), the Company requests that the Staff allow certain portions of the Supporting Statement to be excluded from the Proposal because they are materially false and misleading in violation of Rule 14a-9. The Staff has stated that modification of a proposal or exclusion of portions of a proposal or supporting statement are appropriate under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." *Staff Legal Bulletin No. 14B* (September 15, 2004). The Supporting Statement includes a number of statements that are materially false and misleading and therefore should be excluded under Rule 14a-8(i)(3).

In an effort to convince stockholders that they must vote for the Proposal, the Supporting Statements includes inflammatory rhetoric regarding the Company and its executive officers and directors. The Supporting Statement states that "in 2008, the following governance and performance issues were identified:" and goes on to list eight issues in bullet point form. In bullet point three, the Supporting Statement states "in . . . William Swanson's book, 'Swanson's Unwritten Rules of Management,' Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character." The lead-in sentence clearly states that the list outlines governance and performance issues identified within the year 2008. However, Mr. Swanson's book was published in 2005, and the ensuing public discussion regarding the book took place largely in 2006. This allegation in no way touches on the governance of the Company or Mr. Swanson's performance. No rational connection can be argued between the allegation and the right of stockholders to call special meetings. This gratuitous personal attack on Mr. Swanson in the Supporting Statement is utterly irrelevant to the Proposal, is misleading and should therefore be excluded from the Proposal.

The Supporting Statement also claims that "Fidelity and Vanguard supported a shareholder right to call a special meeting." This statement is also materially false and misleading. The Proponent presumably uses the posted proxy guidelines of Fidelity and Vanguard as the basis for this statement. Vanguard's guidelines state that "the funds support shareholders' right to call special meetings of the board (for good cause and with ample representation)... and will generally vote for proposals to grants these rights to shareholders and against proposals to abridge them." Fidelity's proxy guidelines state that Fidelity will generally vote against a proposal to adopt an Anti-Takeover Provision, which is defined as including "restricting the right to call a special meeting." The Fidelity and Vanguard proxy guidelines are attached hereto as Exhibit B.

The statement in the Supporting Statement is misleading because the proxy guidelines of Vanguard state that Vanguard will *generally* support a stockholder's right to call a special meeting, however, they do not indicate whether Vanguard generally supports proposals such as the Proposal, which include a highly-ambiguous expression of limitations that would be placed on the Company. Moreover, Fidelity's guidelines do not actually state that Fidelity supports shareholder proposals that give shareholders the right to call special meetings. Rather, it states that Fidelity votes against proposals that attempt to restrict a shareholder's right to call a special meeting. The Supporting Statement regarding the positions of Fidelity and Vanguard clearly suggests that these entities would or will support the Proposal. There is no basis for this. The portion of the Supporting Statement is clearly misleading and should be excluded under Rule 14a-8(i)(3).

Finally, the Supporting Statement contains a misleading factual assertion that is clearly intended to garner support for the Proposal by implying that members of the Company's Board of Directors took actions that were unfavorable to the Company. The Supporting Statement states "Ronald Skates (Chairman of our Audit Committee no less) and William Spivey and [*sic*] were designated as Accelerated Vesting directors by the Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost." This statement misleadingly suggests that Ronald Skates and William Spivey were designated as "Accelerated Vesting" directors because of their service on the Raytheon Board. This is simply not true. Raytheon has never accelerated "stock option vesting to avoid recognition of related costs." Because it suggests otherwise, this portion of the Supporting Statement is materially misleading and should be excluded under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, the Company respectfully requests your concurrence that the Proposal may be excluded from Raytheon's Annual Meeting proxy materials in its entirety. If you do not concur, the Company respectfully requests your concurrence that the portions of the Supporting Statement described above be excluded from the Proposal. If you have any questions regarding this request or desire additional information, please contact the undersigned at (312) 853-7097, Michael Hyatte of our firm at (202) 736-8012 or Mark Nielsen of the Company at (781) 522-3036.

Very truly yours,

John P. Kelsh

cc: John Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

Nov-- 27, 2008
Date

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>
PH: 781-522-3036
FX: 781-522-3332

[RTN: Rule 14a-8 Proposal, November 27, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" on executive pay with $19 million for William Swanson.
- The Corporate Library said the high level of our CEO pay raised concerns about the alignment of executive interests with shareholder interests.
- In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character.
- And although our board docked some of Mr. Swanson's pay – Mr. Swanson still received nearly $20 million!
- Our directors served on boards rated "D" by the Corporate Library:

John Deutch	Citigroup (C)
Frederic Poses	Centex (CTX)

- Frederic Poses received more than 10-times as many withheld (no) votes as any of our other directors, yet was still on our key audit and executive pay committees.
- Ronald Skates (Chairman of our Audit Committee no less) and William Spivey and were designated as "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost.
- We had no shareholder right to:
  - Cumulative voting.
  - To act by written consent.

To call a special meeting.
To vote on executive pay
An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

I. Vanguard Mutual Funds

Excerpt from ***Vanguard's proxy voting guidelines*** of the Vanguard Group of Mutual Funds:

D. Right to call meetings and act by written consent

The funds support shareholders' right to call special meetings of the board (for good cause and with ample representation) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them.

Full text of the document is available at:
https://personal.vanguard.com/us/content/Home/WhyVanguard/AboutVanguardProxyVotingGuidelinesContent.jsp

II. Fidelity Mutual Funds

Excerpt from ***Summary of Corporate Governance and Proxy Guidelines*** of the Fidelity Group of Mutual Funds:

V. Anti-Takeover Provisions

[Fidelity] will generally vote against a proposal to adopt or approve the adoption of an Anti-Takeover Provision. . . .

Definition of Anti-Takeover Provision:

A. Anti-Takeover Provision - includes fair price amendments; classified boards; "blank check" preferred stock; golden parachutes; supermajority provisions; Poison Pills; restricting the right to call special meetings; and any other provision that eliminates or limits shareholder rights.

Full text of the document is available at:
http://personal.fidelity.com/myfidelity/InsideFidelity/InvestExpertise/ProxyVoting/ProxyVotingOverview.shtml.bvsr

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